

February 22, 2013

Via E-mail
Matthew Neher
Chief Executive Officer
Greentech Mining International, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Greentech Mining International, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed February 6, 2013**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Amended February 14, 2013**
> **Form 10-Q for the quarterly period ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 000-54610**

Dear Mr. Neher:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

Amendment No. 4 to Form 8-K filed February 6, 2013

Our Business, page 10

1.   Your response to prior comment 4 does not address each of the transactions mentioned in that comment. Also, it is unclear why you believe that the "forms required by Section 16 were filed" given that there are no Forms 4 or 5 updating the information in the Form 3 filed on June 1, 2012 or reflecting the holdings that you disclose in the third row of the first table on page 45 of this amended Form 8-K. Therefore, please tell us whether you

intend to report in your next Form 10-K failures to comply with Section 16 of the Exchange Act; see Form 10-K Item 10 and Regulation S-K Item 405.

2.   Please address that part of prior comment 5 that sought disclosure in this Form 8-K of your statement in response 10 of your letter to us dated December 6, 2012 that none of the milestones under Accelerated Venture Partners consulting agreements have been timely achieved.

Our Business, page 10

3.   We note your response to comment 9 from our letter dated February 1, 2013. It appears that adequate sampling has not been performed to determine the material density, depth to bedrock, and mine life as disclosed on page 11. Please revise to remove the material density, depth to bedrock, and mine life.

4.   It appears the historical work performed on your property indicates that gravitational concentration would not be an effective metallurgical process for your material. In this regard we reference file HM doc 2of7.pdf in your supplemental materials. Your filing implies that gravitational separation would be acceptable and that previous test work has indicated that the configuration described in you disclosure will effectively segregate material to produce a concentrate. Please explain how you have made this determination. In your response please address any previous metallurgical work completed and the possible disseminated nature of the material on your property.

5.   Please include disclosure summarizing that previous historical test work on your property has indicated that any mineralized materials discovered during the exploration stage will likely be disseminated in nature and require leaching for metal recovery. Provide details regarding the timeframe to permit this type of operation.

6.   Considering the preliminary nature of your exploration work, please tell us how you have made the determination that production level of precious metal extraction and concentration is intended to begin in April 2013 as indicated on pages 11 and 20 of your amended filing. Revise throughout to clarify that under Industry Guide 7 companies cannot enter the development stage or production stage until they have defined a proven or probable reserve with a bankable feasibility study.

Implications of being an Emerging Growth Company, page 35

7.   We note your revisions in response to prior comment 3. However, you continue to disclose in this section that you "have not taken advantage of" reduced reporting, although you have not provided disclosure like that mentioned in Regulation S-K Item 402(b). Please revise your disclosure to clarify.

Matthew Neher
Greentech Mining International, Inc.
February 22, 2013
Page 3

Plan of Operation, page 40

8.   Please tell us with specificity how the table on page 43 reflects the amount you must pay for your option as we requested in prior comment 15. Show us your calculations.

Certain Relationships and Related Transactions, and Director Independence, page 48

9.   Please show us how you reconcile the dollar amount in the fifth paragraph of this section with the information in your balance sheet. Ensure that your disclosure includes all of the information required by Regulation S-K Item 404(a)(5). Also, clarify who you mean by "reporting companies."

Exhibits, page 50

10.   We note your response to prior comment 18. However, the list of exhibits on page 50 is not consistent with the list of exhibits on page 52. Please revise.

11.   Please tell us where you filed the indemnification agreements mentioned on page 12 of your Form 10-Q for the period ended December 31, 2012.

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2012

Note 1. Background Information, page 7

Greentech Mining and Milling Assets, page 7

12.   We see that you recorded a $3 million liability due to Greentech Mining Utah and a $3 million exploration rights asset at September 30, 2012. Since the initial payment under the option is not due until May 2013, please tell us why you have recorded the liability and the asset as of September 30, 2012.   In your response, please also tell us how you considered your lack of funding and inability to make the required payments in concluding that the asset should be recorded on your balance sheet.

13.   As a related matter, please tell us *how* you applied FASB ASC 360 in determining that the $3 million payment that is due under the Operating Exploration and Option to Purchase Agreement should be capitalized. In your response, please clarify how you evaluated the ongoing recoverability of the asset, including your consideration of expected future undiscounted cash flows and the progress made toward your plan of operations. In future periodic filings, including any amendments, please update your timeline for funding the project and explain if you are meeting expected milestones. We reference FASB ASC 930-360-35 and ASC 360-10-35-17.

14.   Please clarify the nature of and difference between "Greentech mining and milling assets" and "mineral properties" as described on page 7 and "other asset – exploration rights" recorded in your balance sheets. Please revise your disclosure in future filings, as applicable.

15.   We reference the statement on page 7 that you recorded the estimated *fair value* of the Greentech mining and milling assets as an aggregate amount on your condensed balance sheet. Please tell us how you determined the fair value of the assets and include this disclosure in future filings.

16.   In addition, we see from Note 7 that Matthew Neher is the majority stockholder of Greentech Mining Inc. and Greentech Mining Utah LLC and also controls Novus Aurum Trust, the majority shareholder of the Company. Please tell us how you considered that the two entities were under common control and the assets should be transferred at historical cost under FASB ASC 805-50-30-5 and SAB Topic 5G.

Note 9. Restatement, page 15

17.   We see that you restated to decrease expenses in your September 30, 2012 financial statements for $24,697 for equipment that was ordered in September 2012 but was paid for in October 2012. Please tell us when you received the equipment and if the amount was due and payable in September 2012. Explain why you would not expense the equipment until it is "paid" under U.S. GAAP.

Controls and Procedures, page 23

18.   We see that you continue to assess that your disclosure controls and procedures were effective at September 30, 2012. In light of the restatement and amendment to your Form 10-Q, please tell us how you were able to conclude that your disclosure controls and procedures were effective at September 30, 2012.

Exhibit 31.1

19.   Refer to response 30 in your letter to us dated January 22, 2013. Please tell us why information under the signature in exhibit 31.1 in this Form 10-Q amendment and in your Form 10-Q for the period ended December 31, 2012 does not identify Matthew Neher as your principal executive officer, given that you must file a certification of your principal executive officer.

Matthew Neher
Greentech Mining International, Inc.
February 22, 2013
Page 5

Exhibit 32.1

20.   Please re-file this Form 10-Q amendment in its entirety to refer to the proper date. We note that you refer to the exhibit being signed in both 2012 and 2013. Also re-file your entire Form 10-Q for the period ended December 31, 2012 accordingly.

Form 10-Q for the quarterly period ended December 31, 2012

Overview, page 13

21.   Please revise to remove your reference to 1.5 million tons of stockpiled material until you have defined a proven or probable reserve.

Plan of Operation, page 13

22.   We note your disclosure referring to your company as a development stage company and that you define commercial production as the day immediately following the first five days during which minerals have been produced. Please revise to refer to your company as an exploration stage company and that you will remain an exploration stage company until you have defined a proven or probable reserve.

23.   Refer to response 20 in your letter to us dated February 6, 2013 and response 26 in your letter to us dated January 22, 2013. From your disclosure, it remains unclear whether the payments mentioned in Section 2 of your agreement with Union Gulf Resources are payments necessary to preserve your option to purchase the claims or represent the actual purchase price of the claims. Also, given your use of the contract terms like "Buyer" and "Closing," your disclosure regarding the operation of the agreement is unclear; please revise so that your explanation is clear and understandable to investors. In addition, please tell us why you believe the agreement is enforceable since, according to the version of the agreement you filed on February 6, 2013, Union Gulf Resources did not sign it.

24.   Refer to the first paragraph on page 17. Tell us, with a view to disclosure, whether the historical production and mineralization that you mention occurred on the property that is subject to your option agreement. If not, tell us why you have disclosed this information. If this historical work is on the property, disclose the results of sampling performed by other parties. Also, state the reliability of what the sampling revealed and whether it has been verified.

Liquidity and Capital Resources, page 19

25.   We note your disclosure that you plan to raise $15 million in 2013. We also note that
        your Form 10-Q filed November 14, 2012 disclosed a plan to raise that amount in 2012.
        With a view toward clarified disclosure, please tell us the reason you were unable to
        achieve this 2012 goal. Address in your response all attempts to raise the funds and the
        reasons that the attempts were not successful. See Regulation S-K Item 10(b)(3)(ii).

26.   With a view toward clarified disclosure, please show us how you calculated your
        disclosure of a need for $4.75 million before July 12, 2014.

27.   We see that you entered into a verbal agreement with the owner of Greentech Mining Inc.
        to extend the payment terms that were to begin on December 1, 2012 to now begin on
        May 1, 2013 and the monthly payments will begin on June 1, 2013. However, we also
        note that the first payment of $750,000 was due to Union Gulf Resources on December 1,
        2012. Please tell us if that due date was extended or, if not, clarify if failing to make the
        required payment impacted your options under the agreement and your plan of
        operations.   Please also clarify in future filings, including any amendments.

Controls and Procedures, page 20

28.   Please revise this section to disclose the conclusions of your principal executive officer
        and principal financial officer regarding the effectiveness of your disclosure controls and
        procedures as of December 31, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Thomas E. Puzzo, Esq.